UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 11)


                     CHANDLER INSURANCE COMPANY, LTD.
                             (Name of Issuer)

                       Common Stock, $___ par value
                      (Title of Class of Securities)


                                 159057108
                              (CUSIP Number)

                               Frank K. Zinn
                            Dykema Gossett PLLC
                          400 Renaissance Center
                       Detroit, Michigan  48243-1668
                              (313) 568-6969
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                              Not Applicable
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously fled a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box. [   ]




































1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person (optional)
                CenTra, Inc.

2       Check The Appropriate Box If a Member of a Group*     (a)  [X]
                                                           (b)  [ ]

3       SEC Use Only

4       Source of Funds:

5       Check Box If Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                         [  ]

6       Citizenship Or Place of Organization
        Michigan

                        7       Sole Voting Power
Number of                              1,360,125 shares
   Shares
Beneficially            8       Shared Voting Power
 Owned By
     Each
Reporting               9       Sole Dispositive Power
  Person                               1,360,125 shares
   With
                        10      Shared Dispositive Power

11 Aggregate Amount of Beneficially Owned by Each Reporting Person 2,241,154 shares

12      Check Box If The Aggregate Amount In Row (11) Excludes
        Certain Shares*                                        [ ]

13      Percent of Class Represented By Amount In Row (11)
        32.1%

14      Type Of Reporting Person*



































1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person (optional)
                Ammex, Inc.

2       Check The Appropriate Box If a Member of a Group*     (a)  [X]

                                                              (b)  [ ]

3       SEC Use Only

4       Source of Funds:

5       Check Box If Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                         [  ]

6       Citizenship Or Place of Organization
        Michigan

                        7       Sole Voting Power
Number of                              290,000 shares
   Shares
Beneficially            8       Shared Voting Power
 Owned By
     Each
Reporting               9       Sole Dispositive Power
  Person                               290,000 shares
   With
                        10      Shared Dispositive Power

11 Aggregate Amount of Beneficially Owned by Each Reporting Person 2,241,154 shares

12      Check Box If The Aggregate Amount In Row (11) Excludes
        Certain Shares*                                        [  ]

13      Percent of Class Represented By Amount In Row (11)
        32.1%

14      Type Of Reporting Person*

































1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person (optional)
                Can-Am Investments, Ltd.

2       Check The Appropriate Box If a Member of a Group*     (a)  [X]

                                                              (b)  [ ]

3       SEC Use Only

4       Source of Funds:

5       Check Box If Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                         [  ]

6       Citizenship Or Place of Organization
        Michigan

                        7       Sole Voting Power
Number of                              551,029 shares
   Shares
Beneficially            8       Shared Voting Power
 Owned By
     Each
Reporting               9       Sole Dispositive Power
  Person                               551,029 shares
   With
                        10      Shared Dispositive Power

11 Aggregate Amount of Beneficially Owned by Each Reporting Person 2,241,154 shares

12      Check Box If The Aggregate Amount In Row (11) Excludes
        Certain Shares*                                        [  ]

13      Percent of Class Represented By Amount In Row (11)
        32.1%

14      Type Of Reporting Person*

































1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person (optional)
                Manual J. Moroun

2       Check The Appropriate Box If a Member of a Group*     (a)  [X]

                                                              (b)  [  ]

3       SEC Use Only

4       Source of Funds:

5       Check Box If Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                         [   ]

6       Citizenship Or Place of Organization
        U.S.

                        7       Sole Voting Power
Number of                              40,000 shares
   Shares
Beneficially            8       Shared Voting Power
 Owned By
     Each
Reporting               9       Sole Dispositive Power
  Person                               40,000 shares
   With
                        10      Shared Dispositive Power

11 Aggregate Amount of Beneficially Owned by Each Reporting Person 2,241,154 shares

12      Check Box If The Aggregate Amount In Row (11) Excludes
        Certain Shares*                                        [   ]

13      Percent of Class Represented By Amount In Row (11)
        32.1%

14      Type Of Reporting Person*

































This is the Eleventh Amendment and a Restatement pursuant to Rule 101 of Regulation S-T to a statement on Schedule 13D filed with the Securities and Exchange Commission on July 16, 1992 (the "Schedule 13D") by a group comprised of CenTra, Inc., a Delaware corporation ("CenTra"), Ammex, Inc., a Michigan corporation ("Ammex"), Can-Am Investments, Ltd., a Delaware corporation ("Can-Am"), and Manuel J. Moroun (collectively, the "Reporting Persons").

        This amendment and restatement reflects a number of developments since filing of the previous amendment by the Reporting Persons in October 1995, and does not result from a particular event requiring a filing

Item 1.  Security and Issuer

        This statement relates to the Common Shares, par value $1.67 per share (the "Common Shares"), of Chandler Insurance Company, Ltd., a Cayman Islands corporation (the "Issuer"). The address of the principal executive offices of the Issuer is: Genesis Building, Second Floor, Grand Cayman, Cayman Islands, British West Indies.

Item 2.  Identity and Background

        The persons filing this Statement are CenTra, Inc., Ammex, Inc., Can-Am Investments, Ltd., and Manuel J. Moroun. The Reporting Persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

        The principal business of CenTra is motor freight transportation. The address of the principal office of CenTra is 12225 Stephens Road, Warren, Michigan 48089. Information as to the name, business address, present principal occupation and citizenship of each director, executive officer and controlling person of CenTra, including Mr. Moroun, is annexed hereto as Schedule A.

        The principal business of Ammex is that of a duty free outlet. The address of the principal office of Ammex is 12225 Stephens Road, Warren, Michigan 48089. Information as to the name, business address, present principal occupation and citizenship of each director, executive officer and controlling person of Ammex, including Mr. Moroun, is annexed hereto as Schedule B.

        Can-Am was organized for the purpose of complying with certain provisions of the Internal Revenue Code of 1986 in effecting acquisitions of, and in holding, shares of the Common Shares. The address of the principal office of Can-Am is 12225 Stephens Road, Warren, Michigan 48089. Information as to the name, business address, present principal occupation and citizenship of each director, executive officer and controlling person of Can-Am, is annexed hereto as Schedule C.

        Manuel J. Moroun ("Moroun") is a citizen of the United States of America, and is principally employed as Chief Executive Officer of CenTra. He is also chairman of the Board of Directors of CenTra and is an officer and director of certain of its affiliates. His business address is c/o CenTra, 12225 Stephens Road, Warren, Michigan 48089.

        During the last five years, neither any of the Reporting Persons nor any executive officer or director of any of CenTra, Ammex or Can-Am has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding or a judicial or administrative body or competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws.

Item 3.  Sources and Amount of Funds or Other Consideration

        CenTra acquired the 1,360,125 shares of the Common Shares owned directly by it, as follows: (a) CenTra acquired 674,100 shares of the Common Shares on December 28, 1988 in consideration of the sale, transfer and conveyance to Chandler Insurance (Barbados), Ltd., a Barbados corporation and a wholly-owned subsidiary of the Issuer ("Chandler Barbados"), of 1,000,000 shares of the capital stock of National Transport Indemnity, Inc., a Delaware corporation ("NTII"), pursuant to a Shares Exchange Agreement, dated as of November 7, 1988 by and among Chandler Barbados and all of the shareholders of NTII; (b) CenTra acquired 168,525 shares of the Common Shares on June 8, 1989 as a stock dividend; and (c) CenTra acquired 517,500 shares of the Common Shares on March 20, 1990 for an aggregate cash purchase price of $4,916,250, funded by CenTra's working capital.

        Ammex acquired the 290,000 shares of the Common Shares owned directly by it, as follows: (a) Ammex acquired 200,000 shares of the Common Shares on December 13, 1988 for an aggregate cash purchase price of $1,762,500, funded by Ammex's working capital; (b) Ammex acquired 20,000 shares of the Common Shares on December 28, 1988 in exchange for the cancellation of certain warrants to purchase Common Shares then held by it;
(c) Ammex acquired 55,000 shares of the Common Shares on June 8, 1989 as a stock dividend; and (d) Ammex acquired an aggregate of 15,000 shares of the Common Shares in open market transactions in September and October 1990 for an aggregate purchase price of $90,697, funded by Ammex's working capital.

        Can-Am acquired 1,441,700 shares of the Common Shares directly owned by it in open market purchases for an aggregate purchase price of $10,072,490, funded by borrowings from Mr. Moroun, payable pursuant to the terms of a promissory note. Such shares were acquired in a special trust account pending receipt of required regulatory approvals and are now on deposit with the U.S. District Court in Nebraska. On October 6, 1995, Can-Am sold 1,441,000 Common Shares to Agnes A. Moroun. See Item 4. Can-Am may be deemed to have acquired beneficial ownership of 550,329 shares by virtue of entering into agreements to purchase such shares, subject to regulatory approvals, together with obtaining irrevocable proxies to vote such shares, subject to certain regulatory action. See Items 4 and 6.

Item 4.  Purpose of Transaction

        The Common Shares owned directly by CenTra and Ammex were acquired on the dates indicated in Item 3 for investment purposes. On July 3, 1992, CenTra reported that it was opposed to a proposal (the "Proposal") announced by a group consisting of senior management and certain members of the Board of Directors of the Issuer to reorganize the company to eliminate the public shareholders through a tender offer. In connection with its opposition to the Proposal, CenTra and certain affiliates offered to purchase additional Common Shares from the Issuer and from various other parties. Can-Am entered into agreements with Cactus Southwest Corp. and Universal Insurance to purchase approximately 550,329 Common Shares, subject to regulatory approval, which shares had been pledged by such parties to the Issuer to secure certain obligations (the "Pledged Shares"). The Pledged Shares are subject to certain agreements and irrevocable proxies in favor of Can-Am the terms of which expired in July 1997.

        On July 9, 1992, Windsor Acquisition Corp., a wholly-owned subsidiary of Chandler Barbados, commenced a tender offer (the "Tender Offer") as the first step toward the consummation of the Proposal. At a meeting of the Board of Directors of the Issuer held later that day, three representatives of CenTra, who were also members of the Board of Directors of the Issuer, objected to the Tender Offer and other aspects of the Proposal for the primary reason that the price offered to the public shareholders was not fair.

        Following the announcement of the Tender Offer by management, Can-Am acquired 1,441,700 shares of the Common Shares in the open market to be held in trust subject to regulatory approval. Certain of the Reporting Persons made offers to third parties to acquire Common Shares at the same time.

        Following a number of discussions with representatives of CenTra, the Nebraska Department of Insurance (the "Department") issued an order dated July 10, 1992 and received by CenTra on July 13, 1992, directing CenTra, its officers, directors, and its affiliates to cease any further purchases of Common Shares.

        During July 1992, CenTra filed certain applications and reports with the Department with respect to its ownership position in the Issuer. Also in July, various litigation was commenced between the various parties involving the issues described herein. Among the various litigation was a proceeding initiated by National American Insurance Company ("NAICO"), a subsidiary of the Issuer, and other parties in a Nebraska State court alleging that the activities undertaken by CenTra and other defendants violated Nebraska law governing the acquisition of control over Nebraska-domiciled insurance companies.

        On July 16, 1992, Moroun and two other directors brought suit in the U.S. District Court for the Western District of Oklahoma (the "Oklahoma Court") against the Issuer, certain subsidiaries, its management and other parties alleging that the Proposal, among other things, was unfair to the public shareholders and involved breaches of fiduciary duties by management of the Issuer. Subsequently, various additional claims and counter-claims were filed by the parties to the litigation.

        On July 23, 1992, the Issuer announced that Windsor Acquisition Corp. had withdrawn the Tender Offer.

        On October 28, 1992, the Department issued an order which, among other things, prohibited the disposition of the Common Shares acquired after 1991 by the Reporting Persons and their affiliates.

        On October 6, 1995, Can-Am sold 1,441,000 Common Shares to Agnes A. Moroun for consideration comprised of $500,000 in cash, $3,102,500 on a five year note, and a deferred payment depending upon the future value of the Common Shares of the Issuer.

        On December 1, 1995, the Nebraska State court affirmed the order of the Department which, among other things, prohibited the disposition of the Common Shares acquired after 1991 by the Reporting Persons and their affiliates.

        In October 1995, NAICO filed an action against the Reporting Persons and other parties in the Nebraska State Court seeking seizure and sequestration of their Common Shares. The case was removed to Federal Court in Nebraska and the Director of the Department intervened in support of NAICO's request. Following various pretrial and summary judgment motions, on March 25, 1997, the Federal Court granted motions filed by NAICO and the Department and ordered the Reporting Persons to divest themselves of their Common Shares and further ordered all parties to submit plans for the orderly divesture of such shares. The Reporting Persons have filed an appeal with the Eighth Circuit Court of Appeals and a motion to stay the Federal Court's execution on its order pending determination of the appeal has been granted.

        As previously reported by the Issuer, on April 23, 1997, the United States District Court for the Western District of Oklahoma (the "Oklahoma Court") entered judgment on a jury verdict in favor of CenTra, Ammex and representative derivative claimants for direct and derivative claims against the Issuer, its Barbados wholly-owned subsidiary, and the Issuer's management and certain directors for approximately $12.7 million. Judgment was also entered on a counter-claim against CenTra for approximately $788,000, an amount which CenTra had previously deposited with the Oklahoma Court to secure payment of any possible outstanding insurance premiums claimed by NAICO. CenTra and the other plaintiffs prevailed on all other counter-claims asserted against them in this litigation. The Issuer and other defendants have filed motions for judgment notwithstanding the verdict and for a new trial, and CenTra has filed a motion for prejudgment interest requesting an additional $12 million. All such motions remain pending before the Oklahoma Court.

        On April 28, 1997, a special meeting of the Board of Directors of the Issuer was held at the special request of Directors Moroun and Harned for the specific purpose of reviewing the consequences of the recent court orders in Nebraska and Oklahoma. At such meeting, management of the Issuer proposed that a Special Litigation Committee composed of two members of the Board be commissioned to make any and all decisions regarding appropriate actions to be taken by the Issuer, if any, with respect to the judicial findings that certain members of management were guilty of fraud, violations of federal securities laws and breach of fiduciary duties to shareholders. Directors Moroun, Harned and Lech voted against the composition of the Committee because, in their view, its members are not independent of management. At a meeting of the Issuer's Board of Directors held on August 13, 1997, the Special Litigation Committee reported only that it ws continuing to "review a variety of issues" related to the Nebraska and Oklahoma court orders. To the knowledge of the Reporting Persons, the Special Litigation Committee has not yet completed its assignment.

        The Reporting Persons regularly review their investment in the Common Shares and have no present intention to acquire additional Common Shares. They are considering the various alternatives available with respect to their Common Shares in light of the position of the Department and the orders of the Oklahoma and Nebraska courts described above with respect to disposition of their shares.

        The Reporting Persons have engaged Mesirow Financial, Inc., a Chicago based financial advisor, to explore various alternatives to sell or dispose of their Common Shares directly, or as part of a possible sale, merger, joint venture or recapitalization involving Issuer. It is the intention of the Reporting Persons, in connection with any direct or indirect disposition of their Common Shares, to evaluate the potential impact of any such transaction upon the Issuer and all of its shareholders. The Reporting Persons may, at some time, request permission from the Department to dispose of their shares and may, from time to time, discuss the possibility of such disposal with management of the Issuer and interested third parties.

Item 5.  Interest in Securities of the Issuer

        (a) As of the date hereof, the Reporting Persons own beneficially in the aggregate 2,241,154 shares of the Common Shares, which constitutes approximately 32.1% of the outstanding shares of Common Shares based on the number of such shares outstanding according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997. As of the date hereof, the Reporting Persons have direct beneficial ownership of shares of the Common Shares, as follows:

                              Aggregate Number             Percent of Class

CenTra                          1,360,125                       19.6%
Ammex                             290,000                        4.1%
Can-Am                            551,029(1)                     7.9%
Mr. Moroun                         40,000(2)                      .5%

--------------
(1) Includes 550,329 shares that Can-Am may be deemed to beneficially own by virtue of entering into agreements to purchase such shares as described in Item 4.

(2) Includes 25,000 shares owned by a corporation that is owned and controlled by the son of Mr. Moroun and 15,000 shares held by his son.

        To the best of the Reporting Persons' knowledge and belief, neither the directors nor the executive officers of any of CenTra, Ammex (other than Mr. Moroun) or Can-Am own any shares of the Common Shares, except as set forth below:

        A. Florence M. McBrien, a Director of CenTra, beneficially owns 2,000 shares of the Issuer. Such amount represents less than one percent of the outstanding Common Shares.

        B. Agnes A. Moroun, a Director, Vice President and Secretary of CenTra, and Vice President and Secretary of Ammex, beneficially owns 1,442,625 shares of the Issuer.

        C. Norman E. Harned, Vice President, Treasurer and a director of CenTra, and Vice President, Treasurer and Secretary of Can-Am, owns beneficially 250 shares of the Issuer. Such amount represents less than one percent of the Common Shares.

        D. Victoria M. Baks, a Director of CenTra, beneficially owns 2,000 shares of the Issuer. Such amount represents less than one percent of the outstanding Common Shares.
        E. Matthew T. Moroun, a Director of CenTra, beneficially owns 15,000 shares of the Issuer. Such amount represents less than 1% of the outstanding Common Shares.

                (b)(i) To the best of the Reporting Persons knowledge and belief, each of the individuals named in paragraphs A through E above has the sole power to vote or to direct the vote or to dispose or to direct the disposition of the shares of the Common Shares respectively stated as owned by such individuals.

                (ii) By virtue of his relationships with each of CenTra and Ammex, Mr. Moroun may be deemed to share with CenTra and Ammex the power to vote or to direct the vote and to dispose or direct the disposition of the shares of the Common Shares owned directly by CenTra and Ammex. Each Reporting Person disclaims beneficial ownership of shares of the Common Shares held by the other Reporting Persons for all other purposes.

        (c)     Not applicable.

        (d)     Not applicable.

        (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The Issuer has alleged that CenTra was in breach of a certain Right of First Refusal Agreement dated as of December 28, 1988 regarding the Common Shares. CenTra does not believe it is bound by such Agreement as a result of the prior material breach and repudiation thereof by Messrs. LaGere and Walkingstick and reserves the right to enforce such agreement against Messrs. LaGere and Walkingstick. In the Oklahoma Court proceeding, the jury found that CenTra did not breach the Right of First Refusal Agreement.

        See Item 4 above for description of agreements to purchase shares in privately-negotiated transactions reached in July, 1992.

        See Item 4 above for description of deposit of Shares by Can-Am with U.S. District Court in Nebraska.

Item 7.  Materials to be Filed as Exhibits

        Set forth below is a list of the previously filed paper exhibits with respect to Schedule 13D filed on July 16, 1992 as subsequently amended.

Exhibit No.                       Description

        1               Promissory Note of Can-Am Investments, Ltd.

        2 Right of First Refusal Agreement, dated as of December 28, 1988, by and among W. Brent LaGere, Benjamin T. Walkingstick, Jr., CenTra, Inc. and Ammex, Inc.

        3 Letter Agreement with Universal Insurance Group and related entities

        4               Letter Agreement with Cactus Southwest Corp.

        5               Letter Agreement, dated July 10, 1992, by and among
                        M. J. Moroun, Can-Am and Dean Witter Trust

        6               Joint Filing Agreement, dated July 13, 1992.

        7 Complaint filed July 16, 1992 in U.S. District Court for the Western District of Oklahoma

        8               Order, filed July 17, 1992, of the Nebraska
                        Department of Insurance

        9 Order, entered July 20, 1992, of the U.S. District Court for the District of Nebraska

        10 Answer and Counterclaim, filed July 22, 1992, in the Western District of Oklahoma

        11 Amended Verified Complaint, filed August 5, 1992, in the Western District of Oklahoma

        12 Amended Answer and Counterclaim, filed 8/17/92, in the Western District of Oklahoma

        13 Reply and Affirmative Defenses of CenTra Group, filed 9/10/92, in the Western District of Oklahoma


























































                                SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September  29, 1997                     CENTRA, INC.

                                               /s/ N. E. Harned
                                               ----------------------------
                                               N. E. Harned, Vice President
                                                and Treasurer


                                               AMMEX, INC.

                                               /s/ Manuel J. Moroun
                                               ----------------------------
                                               Manuel J. Moroun, President


                                               CAN-AM INVESTMENTS, LTD.

                                               /s/ N. E. Harned
                                               ----------------------------
                                               N. E. Harned, Vice President,
                                                 Treasurer and Secretary



                                               /s/ Manuel J. Moroun
                                               ----------------------------
                                               Manuel J. Moroun,
                                                individually





































                                                                  Schedule A


                               Centra, Inc.
                              12225 Stephens
                       Warren, Michigan  48089-2010


                Principal
Name              Title            Citizenship Occupation      Address

M.J. Moroun     President & Chair-   U.S      Executive  12225 Stephens,
                man of the Board                         Warren, MI 48089

N.E. Harned     V.P., Treas. &      U.S.     Executive   12225 Stephens,
                Director                                 Warren, MI 48089

A.A. Moroun     Director             U.S.     Executive  12225 Stephens,
                                                         Warren, MI 48089

V.M. Baks       Director             U.S.     Homemaker  34200 Mound Rd.
                                                         Sterling Hgts., MI
                                                                       48313

F.M. McBrien    Director             U.S.     Homemaker  34200 Mound Rd.,
                                                         Sterling Hgts., MI
                                                                      48313

M.T. Moroun     Director             U.S.     Executive  12225 Stephens,
                                                         Warren, MI 48089

A.P. Levesque   Director             U.S.     Executive  34200 Mound Rd.,
                                                         Sterling Hgts., MI
                                                                      48313

R.E. McFarland  Director             U.S.     Attorney   32300 N'Western
                                                         Hwy., Ste. 230
                                                         Farmington Hills,
                                                                  MI 48334

D. Stamper      Director             U.S.     Executive  3500 Toledo
                                                         Detroit, MI  48216

N.M. Moroun     Director             U.S.     Business   12225 Stephens,
                                              Person     Warren, MI 48089




























                                                               Schedule B


                                AMMEX, INC.
                              12225 Stephens
                       Warren, Michigan  48089-2010




                Principal
Name              Title            Citizenship Occupation      Address

M.J. Moroun   C.E.O., Chm'n &         U.S.     Executive  12225 Stephens,
              Director                                    Warren, MI 48089

N.E. Harned   V.P., Treas. &          U.S.     Executive  12225 Stephens,
               Sec'y.                                     Warren, MI 48089






















































                                                                Schedule C

                        CAN-AM INVESTMENTS LIMITED
                              12225 Stephens
                       Warren, Michigan  48089-2010




                Principal
Name              Title            Citizenship Occupation      Address


M.J. Moroun    President &           U.S.      Executive  12225 Stephens,
               Director                                   Warren, MI 48089

N.E. Harned    V.P., Treas. &        U.S.      Executive  12225 Stephens,
               Sec'y.                                     Warren, MI 48089